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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            ------------------------

                                    FORM 10

                            ------------------------

                  GENERAL FORM FOR REGISTRATION OF SECURITIES

    PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                                  VIALTA, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                   DELAWARE                                      94-3337326
       (STATE OR OTHER JURISDICTION OF                        (I.R.S. EMPLOYER
        INCORPORATION OR ORGANIZATION)                      IDENTIFICATION NO.)

                            48461 FREMONT BOULEVARD
                           FREMONT, CALIFORNIA 94538
   (ADDRESS, INCLUDING ZIP CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                 (510) 492-1980
              (REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)

                            ------------------------

     SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT: NONE
       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
                CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE
                CLASS B COMMON STOCK, PAR VALUE $0.001 PER SHARE

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                                  VIALTA, INC.

                  INFORMATION INCLUDED IN INFORMATION STATEMENT
                    AND INCORPORATED IN FORM 10 BY REFERENCE

               CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT
                              AND ITEMS OF FORM 10



ITEM
 NO.                 CAPTION                                          LOCATION IN INFORMATION STATEMENT
----                 -------                                          ---------------------------------
1.         Business                                            "Summary," "The Distribution," "Risk Factors,"
                                                               "Management's Discussion and Analysis of Financial
                                                               Condition and Results of Operations" and "Business"

2.         Financial Information                               "Summary," "Summary Consolidated Financial Data,"
                                                               "Selected Consolidated Financial Data," "Consolidated Financial
                                                               Statements" and "Management's Discussion and Analysis of Financial
                                                               Condition and Results of Operations"

3.         Properties                                          "Business--Facilities"

4.         Securities Ownership of Vialta's                    "The Distribution" and "Management"
           Beneficial Owners and Management

5.         Directors and Executive Officers                    "Management"

6.         Executive Compensation                              "Management"

7.         Vialta's Relationships and Related                  "Related Party Transactions" and "Management"
           Transactions

8.         Legal Proceedings                                   "Business--Legal Proceedings"

9.         Market Price of and Dividends on the                "The Distribution," "Dividend Policy"
           Registrant's Common Equity and Related              and Description of Capital Stock"
           Shareholder Matters

10.        Recent Sales of Unregistered Securities             Not Included (see below)

11.        Description of Registrant's Securities to be        "The Distribution," "Dividend Policy" and "Description of
           Registered                                          Capital Stock"

12.        Indemnification of Directors and Officers           "Management--Limitations of Liability and
                                                               Indemnification of Officers and Directors"
                                                               and "Related Party Transactions"

13.        Financial Statements and Supplementary              "Consolidated Financial Statements" and "Index to
           Data                                                Consolidated Financial Statements"

14.        Changes In and Disagreements with                   Not Applicable
           Accountants on Accounting and Financial
           Matters

15.        Financial Statements and                            "Consolidated Financial Statements" and "Index to
           Exhibits                                            Consolidated Financial Statements"

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

    The following is a summary of transactions by the Registrant since April 20, 1999 (the date the Registrant was incorporated) involving sales of the Registrant's securities that were not registered under the Securities Act of 1933.

    In September 1999, the Registrant issued an aggregate of 40,000,000 shares of its Series A preferred stock to ESS Technology, Inc. The shares were issued at a price of $0.25 per share, for an aggregate purchase price of $10,000,000. In connection with the recapitalization, these shares were converted into the same number of shares of Class A common stock.

    From December 1999 to March 2000, the Registrant issued an aggregate of 51,000,000 shares of its Series B preferred stock to 11 investors, including ESS Technology, Inc. The shares were issued at a per share price of $2.60, for an aggregate purchase price of $132,600,000. In connection with the recapitalization, the 20,000,000 shares of Series B preferred stock issued to ESS were converted into the same number of shares of Class A common stock and the 31,000,000 shares of Series B preferred stock issued to the other investors were converted into 34,100,000 shares of Class B common stock.

    From October 1999 to December 1999, the Registrant issued an aggregate of 6,220,000 shares of common stock to seven investors, including ESS, its Chairman and three ESS employees. The shares were issued at a price of $0.25 per share, for an aggregate purchase price of $1,555,000. In connection with the recapitalization, the 400,000 shares of common stock issued to ESS were converted into the same number of shares of Class A common stock and the 5,820,000 shares of common stock issued to the other investors were converted into 6,402,000 shares of Class B common stock.

    All of the securities in the above transactions were issued in reliance on
Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder as transactions not involving a public offering. The Registrant issued its common stock to a limited number of investors in isolated, private transactions. Neither the Registrant nor any person acting on the Registrant's behalf offered or sold those securities by any form of general solicitation or general advertising. The Registrant took reasonable care to assure that the purchasers were acquiring the securities for their own accounts, for investment purposes only, and not with a view to resale, that the purchasers received written disclosure that such capital stock was not registered under the Securities Act and could not be resold without registration (or an available exemption therefrom), and that all certificates representing the securities included a legend setting forth these restrictions on transfer.

    As of April 30, 2001, options to purchase an aggregate of 2,596,200 shares of common stock had been issued under the Registrant's 1999 Stock Incentive Plan and 2000 Directors Stock Option Plan, and an aggregate of 21,250 shares of common stock had been issued upon exercise of those options as of that date. The Registrant relied on Rule 701 for all option grants and related option exercises as the options and shares were issued in connection with a written compensatory benefit plan established for the benefit of the Registrant's employees, directors and officers. In connection with the recapitalization, all outstanding options became exercisable upon vesting for shares of Class A common stock. The 21,250 shares of common stock that had been issued upon exercise of options were converted into 23,375 shares of Class B Common Stock.

    ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

    (a) Financial statements filed as part of this registration statement.


               VIALTA, INC. FINANCIAL STATEMENTS                                             PAGE
                                                                                             ----
               Report of Independent Accountants ..............................               F-2
               Balance Sheets .................................................               F-3

               Statements of Operations .......................................               F-4
               Statements of Shareholders' Equity .............................               F-5
               Statements of Cash Flows .......................................               F-6
               Notes to Financial Statements ..................................               F-7

        (b)     Exhibits



EXHIBIT NUMBER                                   DESCRIPTION
--------------                                   -----------
    2.1*           Master Distribution Agreement between the Registrant and ESS
                   Technology, Inc.

    2.2*           Master Technology Ownership and License Agreement between the
                   Registrant and ESS Technology, Inc.

    2.3*           Employee Matters Agreement between the Registrant and ESS
                   Technology, Inc.

    2.4* Tax Sharing and Indemnity Agreement between the Registrant and ESS Technology

    2.5*           Real Estate Matters Agreement between the Registrant and ESS
                   Technology, Inc.

    2.6*           Master Confidential Disclosure Agreement between the
                   Registrant and ESS Technology, Inc.

    2.7*           Indemnification and Insurance Matters Agreement between the
                   Registrant and ESS Technology, Inc.

    2.8* Master Transitional Services Agreement between the Registrant and ESS Technology, Inc.

    3.1            Certificate of Incorporation of the Registrant

    3.2            Bylaws of the Registrant

    4.1*           Form of Class A Common Stock Certificate of the Registrant

    4.2*           Form of Class B Common Stock Certificate of the Registrant

    10.1           1999 Stock Incentive Plan

    10.2           2000 Directors Stock Option Plan

    10.3*          2001 Nonstatutory Stock Option Plan

    10.4*          2001 Employee Stock Purchase Plan

    10.5           Offer Letter Agreement between the Registrant and Steve
                   Charng

    10.6           Offer Letter Agreement between the Registrant and Bob Woo

    10.7           Offer Letter Agreement between the Registrant and Steve
                   Caudle

    10.8           Offer Letter Agreement between the Registrant and Charles
                   Root

    10.9           Offer Letter Agreement between the Registrant and Michael
                   Wang

    10.10          Offer Letter Agreement between the Registrant and Alex Law

    10.11*         Trademark License Agreement between the Registrant and
                   Digital Theater Systems, Inc.

EXHIBIT NUMBER                                   DESCRIPTION
--------------                                   -----------
    10.12*         Software License Agreement between the Registrant and EnReach
                   Technology, Inc.

    10.13*         Assignment of Intellectual Property from ESS Technology, Inc.
                   to the Registrant

    10.14*         Agreement among the Registrant, ESS Technology, Inc. and
                   Komodo Technology, Inc.

    10.15*         Purchase Agreement between the Registrant and ESS Technology,
                   Inc.

    10.16*         Amended Research and Development Service Agreement (Vialta to
                   ESS) between the Registrant and ESS Technology, Inc.

    10.17*         Amended Research and Development Service Agreement (ESS to
                   Vialta) between the Registrant and ESS Technology, Inc.

    10.18*         Asset Purchase Agreement among the Registrant, ESS
                   Technology, Inc. and I-Computer Limited

    10.19* DVD Manufacturing License Agreement between the Registrant and Macrovision Corporation

    10.20*         Lease Agreement between the Registrant and ESS Technology,
                   Inc. for the premises located at 48461 Fremont Boulevard, Fremont, California

    10.21*         Lease Agreement between the Registrant and 235 Investments
                   Limited for the premises located at 235 Yorkland Boulevard, Ontario, Canada

    10.22* Lease Agreement between Vialta.com Hong Kong Company Limited and Upcentre Investments Limited for the premises located at 238 Nathan Road, Kowloon, Hong Kong

    10.23          Offer Letter Agreement between the Registrant and Didier
                   Pietri

    21.1           Subsidiaries of the Registrant

    99.1           Vialta, Inc. Information Statement


*  To be filed by amendment.

                                EXPLANATORY NOTE

    This registration statement on Form 10 has been prepared on a prospective basis on the assumption that, among other things, the distribution by ESS Technology, Inc. of shares of the Registrant's Class A common stock and the related transactions expected to occur prior to or at the same time as the distribution will be completed as described in the information statement attached as Exhibit 99.1 to this registration statement. The information statement is a part of this registration statement and is specifically incorporated by reference into this registration statement. There can be no assurance that the distribution and the related transactions will be completed or will be completed as so described. The registrant will file an amendment or supplement to this registration statement to reflect any significant changes to the distribution or the related transactions.

                                   SIGNATURES


    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 25, 2001              VIALTA, INC.

                                 By: /s/ Fred S.L. Chan
                                     --------------------------------------
                                     Name: Fred S.L. Chan
                                     Title: Chairman and Chief Executive Officer

                                INDEX OF EXHIBITS



EXHIBIT NUMBER                            DESCRIPTION
--------------                            -----------
    2.1*           Master Distribution Agreement between the Registrant and ESS
                   Technology, Inc.

    2.2*           Master Technology Ownership and License Agreement between the
                   Registrant and ESS Technology, Inc.

    2.3*           Employee Matters Agreement between the Registrant and ESS
                   Technology, Inc.

    2.4* Tax Sharing and Indemnity Agreement between the Registrant and ESS Technology

    2.5*           Real Estate Matters Agreement between the Registrant and ESS
                   Technology, Inc.

    2.6*           Master Confidential Disclosure Agreement between the
                   Registrant and ESS Technology, Inc.

    2.7*           Indemnification and Insurance Matters Agreement between the
                   Registrant and ESS Technology, Inc.

    2.8* Master Transitional Services Agreement between the Registrant and ESS Technology, Inc.

    3.1            Certificate of Incorporation of the Registrant

    3.2            Bylaws of the Registrant

    4.1*           Form of Class A Common Stock Certificate of the Registrant

    4.2*           Form of Class B Common Stock Certificate of the Registrant

    10.1           1999 Stock Incentive Plan

    10.2           2000 Directors Stock Option Plan

    10.3*          2001 Nonstatutory Stock Option Plan

    10.4*          2001 Employee Stock Purchase Plan

    10.5           Offer Letter Agreement between the Registrant and Steve
                   Charng

    10.6           Offer Letter Agreement between the Registrant and Bob Woo

    10.7           Offer Letter Agreement between the Registrant and Steve
                   Caudle

    10.8           Offer Letter Agreement between the Registrant and Charles
                   Root

    10.9           Offer Letter Agreement between the Registrant and Michael
                   Wang

    10.10          Offer Letter Agreement between the Registrant and Alex Law

    10.11*         Trademark License Agreement between the Registrant and
                   Digital Theater Systems, Inc.

    10.12*         Software License Agreement between the Registrant and EnReach
                   Technology, Inc.

    10.13*         Assignment of Intellectual Property from ESS Technology, Inc.
                   to the Registrant

    10.14*         Agreement between the Registrant, ESS Technology, Inc.

EXHIBIT NUMBER                            DESCRIPTION
--------------                            -----------
    10.15*         Purchase Agreement between the Registrant and ESS Technology,
                   Inc.

    10.16*         Amended Research and Development Service Agreement (Vialta to
                   ESS) between the Registrant and ESS Technology, Inc.

    10.17*         Amended Research and Development Service Agreement (ESS to
                   Vialta) between the Registrant and ESS Technology, Inc.

    10.18*         Asset Purchase Agreement among the Registrant, ESS
                   Technology, Inc. and I-Computer Limited

    10.19* DVD Manufacturing License Agreement between the Registrant and Macrovision Corporation

    10.20*         Lease Agreement between the Registrant and ESS Technology,
                   Inc. for the premises located at 48461 Fremont Boulevard, Fremont, California

    10.21*         Lease Agreement between the Registrant and 235 Investments
                   Limited for the premises located at 235 Yorkland Boulevard, Ontario, Canada

    10.22* Lease Agreement between Vialta.com Hong Kong Company Limited and Upcentre Investments Limited for the premises located at 238 Nathan Road, Kowloon, Hong Kong

    10.23          Offer Letter Agreement between the Registrant and Didier
                   Pietri

    21.1           Subsidiaries of the Registrant

    99.1           Vialta, Inc. Information Statement

* To be filed by amendment.